SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DECEMBER TRAFFIC RISES TO 9.5M GUESTS

Ryanair Holdings plc today (Wed, 5 Jan) released December traffic statistics as follows:

	DEC 2020	DEC 2021
TRAFFIC	1.9m	9.5m
L. FACTOR	73%	81%

Ryanair operated over 62,200 flights in December with an 81% load factor.

PREVIOUS MONTHS	GUESTS	LOAD FACTOR
July	9.3m	80%
August	11.1m	82%
September	10.6m	81%
October	11.3m	84%
November	10.2m	86%

ENDS

For further information
please contact:	Press Office	Piaras Kelly
	Ryanair DAC	Edelman Ireland
	Tel: +353-1-9451799	Tel: +353-1-6789333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 January, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary